EXHIBIT 17.1

Maria Sharpe

11 Edwards Ct.

Mount Kisco, New York 10549

September 13, 2010

Robert Murray

200 Lowder Brook Drive, Ste. 1000

Westwood, MA 02090

Dear Bob,

It is with great regret that I tender my resignation from the Board of Directors of the Lojack Corporation (the “Board”) effective September 15, 2010.

As you know, I have accepted the position of Senior Vice President and Chief Personnel Officer for PepsiCo Europe based in Geneva, Switzerland and; therefore will relocate to Geneva at the end of this month. In light of the significant increase in travel needed to attend meetings in Boston, I will no longer be able to commit the time required to serve on the Board.

I thank you for the privilege of serving the Lojack Corporation as a Director and wish you, our fellow Directors and the management team great success.

Sincerely,

Maria Renna Sharpe

cc: Richard Riley, Chairman and CEO; Kathleen Lundy